15025573

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 18 2015 WASH, DC

SEC FILE NUMBER
8-51795

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIMMONS FIRST INVESTMENT GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 CANTRELL ROAD
(No. and Street)

LITTLE ROCK	AR	72223
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROLYN R MAY 501-223-4350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLC
(Name – *if individual, state last, first, middle name*)

400 W CAPITOL AVE, STE 2500	LITTLE ROCK	AR	72201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES ALGER, PRESIDENT RETAIL DIVISION AND RICHARD JOHNSON, PRESIDENT INSTITUTIONAL DIVISION, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIMMONS FIRST INVESTMENT GROUP, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH HOGUE
Notary Public-Arkansas
Pulaski County
My Commission Expires 11-10-2024
Commission # 12401812

Signature

PRESIDENT, RETAIL DIVISION

Title

Notary Public

Signature

PRESIDENT, INSTITUTIONAL DIVISION

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Simmons First Investment Group, Inc.

Reports of Independent Registered Public Accounting Firm

and

Financial Statements

December 31, 2014 and 2013

Simmons First Investment Group, Inc.

December 31, 2014 and 2013

Contents

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have audited the accompanying financial statements of Simmons First Investment Group, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*, and the related notes to the financial statements. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and the computation of determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession and Control Requirements of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Simmons First Investment Group, Inc.'s financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with auditing standards generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Little Rock, Arkansas
March 16, 2015

BKD LLP
CPAs & Advisors
400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons First National Bank) as of December 31, 2013, and the related statements of operations, stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934* and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Simmons First Investment Group, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Little Rock, Arkansas
February 12, 2014

Simmons First Investment Group, Inc.

Statements of Financial Condition

December 31, 2014 and 2013

Assets	2014	2013
Cash	$ 100	$ 96,908
Deposits with clearing organizations	1,911,024	82,086
Securities owned at market value	5,312,580	5,508,600
Premises and equipment, net	39,733	13,625
Deferred income taxes	0	28,678
Receivable from clearing organizations	207,982	65,220
Customer Relationship Intangible, net	2,007,000	0
Goodwill	1,885,428	0
Other Assets	70,884	115,846
TOTAL ASSETS	**$ 11,434,731**	**$ 5,910,963**

Liabilities		
Payable to clearing organizations	$ 9,672	$ 8,837
Accounts payable and accrued expenses	243,088	96,302
Deferred tax liability	797,231	0
Bank overdraft	27,345	0
Total Liabilities	**$ 1,077,336**	**$ 105,139**

Stockholders Equity		
Common stock; $1 par value; 10,000 shares Authorized; 5,000 shares issued and outstanding	5,000	0
Common stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding: 1,000 shares	0	10
Additional paid in capital	9,795,000	4,999,990
Retained earnings	557,395	805,824
Total stockholder's equity	**$ 10,357,395**	**$ 5,805,824**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	**$ 11,434,731**	**$ 5,910,963**

See Notes to Financial Statements

Simmons First Investment Group, Inc.
Statements of Financial Condition
December 31, 2014 and 2013

	2014	2013
Revenues		
Transaction revenue	$2,094,604	$1,581,805
Profit from underwriting and selling groups	124,577	74,677
Interest income	16,641	23,425
Gain (loss) on securities owned	4,288	(9,818)
Other Income	16,682	0
	$2,256,792	$1,670,089
Expenses		
Employee compensation and benefits	$1,827,151	$1,424,706
Brokerage and clearance fees	118,529	77,074
Regulatory fees	42,432	17,690
Financial information services	119,605	120,385
Communications and data processing	34,872	30,147
Occupancy expense	107,632	93,092
Operating supplies	24,143	10,579
Postage and delivery	12,070	4,901
Professional fees	137,949	110,900
Equipment expense	26,160	16,434
Other	198,921	62,732
	$2,649,464	$1,968,640
Loss Before Income Taxes	(392,672)	(298,551)
Income Tax Benefit	(144,248)	(112,663)
Net Loss	($248,424)	($185,888)

See Notes to Financial Statements

Simmons First Investment Group, Inc.

Statements of Stockholder's Equity

Years Ended December 31, 2014 and 2013

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance, January 1, 2013	$ 10	$ 4,999,990	$ 991,712	$ 5,991,712
Net Loss			(185,888)	(185,888)
Balance, December 31, 2013	10	4,999,990	805,824	5,805,824
Acquisition of Delta Stock and Surplus	5,000	4,795,000		4,800,000
Reverse Merger into Delta	(10)	10		
Net Loss			(248,424)	(248,424)
Balance, December 31, 2014	$ 5,000	$ 9,795,000	$ 557,395	$ 10,357,395

See Notes to Financial Statements

Simmons First Investment Group, Inc.
Statements of Cash Flows
Years Ended December 31, 2014 and 2013

	2014	2013
Operating Activities		
Net loss	$ (248,424)	$ (185,888)
Items not requiring (providing) cash		
Depreciation	10,957	7,822
Amortization	43,000	0
Deferred income taxes	23,856	1,188
Changes in		
Deposits with clearing organization	(204,165)	1,998,250
Trading securities	196,020	(1,708,432)
Other receivables	12,294	13,076
Other assets	57,272	(67,090)
Accounts payable and accrued expenses	(50,269)	(28,034)
Payable to clearing organization	835	257
Net cash (used in) provided by operating activities	(158,624)	31,149
Investing Activities		
Purchases of premises and equipment	(4,831)	(8,167)
Net cash received in Delta Acquisition	39,302	0
Net cash provided by (used in) investing activities	34,471	(8,167)
Financing Activities		
Bank Overdraft	27,345	
Net cash used in financing activities	27,345	
(Decrease) Increase in Cash	(96,808)	22,982
Cash, Beginning of Year	96,908	73,926
Cash, End of Year	**$ 100**	**$ 96,908**

	2014
Noncash activities	
Net Assets Acquired Before Goodwill	$ 3,972,171
Goodwill	1,885,428
Liabilities Assumed	1,057,599
Purchase price pushed down from Holding Company	**$ 4,800,000**

Simmons First Investment Group, Inc.
Notes to Financial Statements
December 31, 2014 and 2013

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Simmons First Investment Group, Inc. (the Company) (a wholly owned subsidiary of Simmons First National Bank (the Bank), which is a wholly owned subsidiary of Simmons First National Corporation (the Corporation)) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

On August 31, 2014, the Corporation purchased Delta Trust & Banking Corporation, which included the broker dealer, Delta Trust Investments, Inc. DTII was merged into the Company. These audited financial statements represent 12 full months' financial results for the Company and financial results for DTII for the period of September 1, 2014, through December 31, 2014. With the merger with DTII, the Company added several lines of products and now offers institutional and retail services. Institutional services include principal transactions, agency transactions and participation in syndicate and selling groups of various underwriting activities. The Institutional service revenue is derived primarily from the sale of fixed-income securities, *i.e.*, U.S. government securities, U.S. agency securities, municipal securities, corporate bonds and money market instruments to both institutional and individual customers. Retail services include a wide range of products, including exchange traded equities, equities traded over the counter, options, mutual funds, unit investment trusts, variable annuities, municipal bonds, OTC corporate bonds and certificates of deposit. The Company is also registered as an Investment Advisor with the State of Arkansas and offers investment advisory services on a fee basis.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

The Company clears all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers and promptly transmits all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Cash and securities segregated under federal and other regulations are not considered as a cash equivalent for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2014 and 2013, no amounts were required to be segregated pursuant to federal and other regulations.

Securities Transactions

Trading activities are engaged in by the Company both for its own account and on behalf of its customers and are recorded on a trade date basis. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are also recorded on a trade date basis.

Quoted market prices, when available, are used to determine the fair value of trading instruments. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of instruments with similar characteristics or discounted cash flows.

Goodwill

Goodwill is evaluated annually for impairment or more frequently if impairment indicators are present. A qualitative assessment is performed to determine whether the existence of events or circumstances leads to a determination that it is more likely than not the fair value is less than the carrying amount, including goodwill. If, based on the evaluation, it is determined to be more likely than not that the fair value is less than the carrying value, then goodwill is tested further for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible Assets

Intangible assets with finite lives are being amortized on the straight-line basis over twelve years. Such assets are periodically evaluated as to the recoverability of their carrying values.

Premises and Equipment

Depreciable assets are stated at cost, less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized by the straight-line method over the terms of the respective leases or the estimated lives of the improvements, whichever is shorter.

Off-Balance-Sheet Risk

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealers.

Commissions

Customer's securities transactions are reported on a settlement date basis with related commission revenues and related expenses recorded on a trade date basis.

Underwriting

Underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred are recognized at the time the related revenues are recorded, in the event that transactions are not completed and the securities are not issued, the Company expenses those costs.

Income Taxes

The Company participates in the filing of a consolidated income tax return with its parent company, Simmons First National Bank, and its parent, Simmons First National Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

During the years ended December 31, 2014 and 2013, the Company received $157,339 and $48,070 from an affiliate for income taxes. As of December 31, 2014 and 2013, the Company has a (payable) receivable to/from the affiliate for income taxes of $(38,568) and $77,498, respectively.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company files income tax returns in the U.S. federal jurisdiction and Arkansas state jurisdiction. The Company's U.S. federal income tax returns are open and subject to examinations from the 2010 tax year and forward. The Company's state income tax returns are open from 2007 and forward.

Employee Benefit Plans

At December 31, 2014 and 2013, the Company participated in both a 401(k) retirement plan and a profit sharing plan of the Corporation, which are described more fully in *Note 8*.

Note 2: Acquisition

On August 31, 2014, Simmons First National Corporation completed the acquisition of Delta Trust & Banking Corporation with its principal office located in Little Rock, Arkansas, including its wholly-owned bank subsidiary Delta Trust & Bank and its wholly-owned broker-dealer subsidiary, Delta Trust Investments. Simmons First National Corporation issued 1,629,424 shares of its common stock valued at approximately $65.0 million plus $2.4 million in cash in exchange for all outstanding shares of Delta Trust & Banking Corporation. Based on a business valuation by a third-party, the purchase price allocated to Delta Trust Investment was $4,800,000. The Company accounted for the acquisition under ASC Topic 805, *Business Combinations*, which required the purchase method of accounting, whereby all identifiable assets and liabilities are recorded at fair value. In December 2014, Simmons First Investment Group and Delta Trust Investment Group performed a reverse merger whereby Simmons First Investment Group was merged into Delta Trust Investments, and Delta Trust Investments was subsequently renamed Simmons First Investment Group.

A summary, at fair value, of the assets acquired and liabilities assumed in the Delta transaction, as of the acquisition date, is as follows:

Assets Acquired	Acquired	Fair Value Adjustments	Fair Value
Cash	$39,301	-	$39,301
Deposits with Clearing Broker	1,624,776	-	1,624,776
Accounts receivable	155,056	-	155,056
Fixed assets (net)	32,235	-	32,235
Other assets	70,802	-	70,802
Customer relationship Intangible	-	2,050,000	2,050,000
Total Assets Acquired	$1,922,171	$2,050,000	$3,972,171

Liabilities Assumed

Accounts payable and accrued expenses	$139,178	-	$139,178
Income taxes payable	114,308	-	114,308
Deferred income taxes	-	804,113	804,113
	$253,486	$804,113	$1,057,599

Equity

Net Assets Acquired	2,914,572
Allocated Purchase Price	4,800,000
Goodwill	$1,885,428

The following is a description of the methods used to determine the fair values of significant assets and liabilities presented in the acquisition above.

Cash, deposits with clearing organizations, accounts receivable, other assets	The carrying amount of these assets is a reasonable estimate of fair value based on the short-term nature of the assets. The majority of accounts receivable are with the clearing organization.
Fixed Assets	The Company estimated that the book value of fixed assets approximated its fair value since the majority of the assets were furniture, fixtures and leasehold improvements.
Goodwill	The allocated purchase price as a result of the acquisition exceeded the fair value of the net assets acquired, resulting in an intangible asset, goodwill of $1,885,428.
Customer relationship intangible	This intangible represents the fair value of the relationships that Delta Trust Investments had with its customers. The fair value of this intangible asset was estimated based on a discounted cash flow methodology.

Accounts payable, accrued expenses and income taxes payable	The carrying amount of these liabilities is a reasonable estimate of fair value based on the short term nature of these liabilities.
Deferred income taxes	Deferred taxes are based on 39.225% of the fair value adjustment related to the customer relationship intangible asset.

The Company's operating results for 2014 include the operating results of the acquired assets and assumed liabilities of Delta Trust Investments subsequent to the acquisition date.

The unaudited pro-forma combined financial information presents how the combined financial information of the Company and Delta Trust Investments might have appeared had the businesses actually been combined for all periods presented. The following schedule represents the unaudited pro-forma combined financial information as of the years ended December 31, 2014 and 2013, assuming the acquisition was completed as of January 1, 2014 and 2013, respectively.

	Years Ended December 31,	
	2014	2013
Total income	$ 4,450,078	$ 5,180,422
Total operating expense	4,683,514	4,951,615
Income tax (benefit) expense	(80,116)	92,227
Net (loss) income	$ (153,319)	$ 136,580

The unaudited pro-forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented and had the impact of possible revenue enhancements and expense efficiencies, among other factors, been considered, and accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during this period.

Note 3: Securities Owned

The fair values of securities owned are as follows:

	2014	2013
U.S. government-sponsored enterprises (GSEs)	$1,992,580	$3,988,600
Money market funds	3,320,000	1,520,000
Total	$5,312,580	$5,508,600

Note 4: Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:

	2014	2013
Leasehold Improvements	$87,551	$87,335
Equipment	210,369	173,520
	297,720	260,855
Less accumulated depreciation	258,187	247,230
Net premises and equipment	$39,733	$13,625

Note 5: Receivable From and Payable to Clearing Organizations

Amounts receivable and payable to clearing organizations at December 31, 2014, consist of $207,982 in fees and commissions receivable and $9,672 in fees and commissions payable. The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the Company.

Note 6: Other Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2014 and 2013, were:

	2014		2013	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer Relationship	$2,050,000	$43,000	$0	$0

Amortization expense for the years ended December 31, 2014 and 2013, was 43,000 and $0, respectively. Estimated amortization expense for each of the following five years is:

2015	$170,833
2016	170,833
2017	170,833
2018	170,833
2019	170,833

Note 7: Income Taxes

The income tax benefit includes the following components:

	2014	2013
Taxes currently payable	$120,392	$111,475
Deferred income tax benefit	$23,856	$1,188
Income tax benefit	$144,248	$112,663

A reconciliation of income tax benefit at the statutory rate to the Company's actual income tax expense is shown below:

Computed at the statutory rate (35%)	$137,435	$104,493
Increase resulting from:		
Nondeductible meals and entertainment	$9,728	$4,814
State income taxes, net of U. S. federal income tax effects	$16,541	$12,984
Income tax benefit	$144,248	$112,663

The tax effects of temporary differences related to deferred taxes shown on the balance sheet were:

	2014	2013
Deferred tax assets		
Vacation Accrual	$16,931	$10,143
Depreciation	-	18,651
Other	20	20
	16,951	28,814
Deferred tax liabilities		
Depreciation	(2,012)	-
Prepaid expense	(24,924)	(136)
Customer relationship Intangible	(787,246)	-
	(814,182)	(136)
Net deferred tax (liability) asset	$(797,231)	$28,678

Note 8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014 and 2013, the Company had:

	2014	2013
Net capital, as defined	$5,989,008	$5,492,318
Required net capital	250,000	250,000
Excess Net Capital	$5,739,008	$5,242,318
Ratio of aggregate indebtedness to net capital	0.0468 to 1	0.0191 to 1

Note 9: Related Party Transactions

The Company has entered into agreements with the Bank where the Bank has agreed to provide various services for the Company and share the cost of employment of certain associates who are also active officers of the Bank. The Company also records its share of expenses for services provided by the Bank from the Company's expense-sharing agreement entered into during the period ended December 31, 2014 and 2013. At December 31, 2014 and 2013, the Company had recognized corporate service expenses in the amount of $56,788 and $54,012, respectively. At December 31, 2014, the Company had a payable to the Bank in the amount of $27,345 and at December 31, 2013, the Company did not have any amount payable to the Bank. Net reimbursement from the Bank for services and personnel expenses in 2014 and 2013 amounted to $126,133 and $155,872, respectively. Additionally, as of December 31, 2014 and 2013, the Company has a receivable from the affiliate for prepaid expenses of $17,508 and $30,257, respectively.

The Company's cash held by the Bank was $0 and $96,808 at December 31, 2014 and 2013, respectively.

Note 10: Employee Benefit Plans

The Company participates in a corporate-wide 401(k) plan covering substantially all employees of the Corporation. The Company's contribution expense totaled $20,775 and $14,134 in 2014 and 2013, respectively.

The Company also participates in a corporate-wide profit sharing and employee stock ownership plan covering substantially all employees of the Corporation. The Corporation's contributions to the plan are discretionary and are determined annually by its board of directors. The Company's share of contributions to the plan for 2014 and 2013 was $33,804 and $37,236, respectively.

Note 11: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Transaction Revenue

In 2014 and 2013, the Company generated 11.53% and 10.72% of total transaction revenue from one customer, respectively and in 2014 the Company generated another 10.71% of total transaction revenue from another customer.

Note 12: Disclosures about Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Owned

Securities owned are the only material instruments valued on a recurring basis that are held by the Company at fair value. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid government bonds, mortgage products and exchange-traded equities. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. agency securities, mortgage-backed agency securities, obligations of states and political subdivisions and certain corporate, asset-backed and other securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

The following table presents estimated fair values of the Company's financial instruments.

	Fair Value	Quote Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2014				
U.S. government-sponsored enterprises (GSEs)	$1,992,580	$ -	$1,992,580	$ -
Money market funds	$3,320,000	$3,320,000	$ -	$ -
December 31, 2013				
U.S. government-sponsored enterprises (GSEs)	$3,988,600	$ -	$3,988,600	$ -
Money market funds	$1,520,000	$1,520,000	$ -	$ -

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Money Market Funds

The carrying amount approximates fair value.

US Government Sponsored Enterprises (GSEs)

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair values are estimated based on quoted market prices of similar securities.

Note 13: Leases

The Company has one temporary lease for the office space located at 8315 Cantrell Road, Suite 200, Little Rock, AR 72227. This Lease will expire on June 30, 2015.

Future minimum lease payments under operating leases are:

	Operating Leases
2014	$ 45,898
Total minimum lease payments	$ 45,898

Note 14: Subsequent Events

Subsequent events have been evaluated through March 16, 2015, which is the date the financial statements were issued.

Supplementary Information

Simmons First Investment Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

NET CAPITAL

Total Stockholder's equity	$10,357,395
Deductions	
Fixed assets	$39,733
Other assets – CRD deposits	$1,959
Prepaid expenses	$63,543
Goodwill	$1,885,428
Customer relationship intangible	$2,007,000
Miscellaneous Assets	$4,202
Other non-allowable investments	$211,230
Haircuts on securities	$155,294
Total deductions	$4,368,387
Net Capital	$5,989,008
Minimum required net capital	$250,000
Net capital in excess of minimum requirement	$5,739,008

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$280,106

There were no variances between this computation of net capital and the registrant's computation filed with Part II of Form X-17A-5 as of December 31, 2014. Accordingly, no reconciliation is necessary.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession and Control Requirements of the Securities and Exchange Commission
December 31, 2014

The Company is not required to file the above schedules, as it has claimed an exemption from the securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii).

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Report of Independent Registered Public Accounting Firm on the Review of the Exemption Report

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

We have reviewed management's statements, included in the accompanying *Rule 15c3-3 Exemption Report*, in which (1) Simmons First Investment Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Simmons First Investment Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Simmons First Investment Group, Inc. stated that Simmons First Investment Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Simmons First Investment Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Simmons First Investment Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Little Rock, Arkansas
March 16, 2015

RULE 15C3-3 EXEMPTION REPORT

FOR

SIMMONS FIRST INVESTMENT GROUP, INC.

SIMMONS FIRST INVESTMENT GROUP, INC. claims the exemption to Exchange Act Rule 15c3-3 under provision 15c3-3(k)(2)(ii). Simmons First Investment Group, Inc., as an introducing broker or dealer, clears all transactions with and for customer on a fully disclosed basis with a clearing broker or dealer.

SIMMONS FIRST INVESTMENT GROUP, INC. met this provision without exception throughout the fiscal year ended December 31, 2014.

The above statements are made to the best knowledge and belief of Carolyn R May, Sr. Vice President and Chief Financial Officer of Simmons First Investment Group, Inc.

SIMMONS FIRST INVESTMENT GROUP, INC.

Carolyn R. May
Sr. Vice President/Chief Financial Officer

BKD LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

Board of Directors
Simmons First Investment Group, Inc.
Little Rock, Arkansas

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Simmons First Investment Group, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, a difference of ($9) for the institutional SIPC-7 assessment and a difference of $53 for the combined SIPC-7 assessment.

3. See attached reconciliation for adjustments to be reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. See attached reconciliation for adjustments to be reported in Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

BKD, LLP

Little Rock, Arkansas
March 16, 2015

SIPC-7 Item No.	Amounts per Simmons First Investment Group Inc. - Form SIPC-7	Amounts per Delta Trust Investment Co Inc. - Form SIPC-7	Total SIPC-7 Amounts filed by the Company	Amounts per Audited Financial Statements filed with Form X-17A-5	Difference
2a.	$ 1,175,791	$ 3,257,606	$ 4,433,397	$ 2,256,792	$ (2,176,605)
2b. (7)	4,312	5,575	(1,263)	-	1,263
2c. (1)	105,498	1,340,775	1,446,273	565,538	(880,735)
2c. (3)	71,098	130,854	201,952	118,529	(83,423)
2c. (5)	16,575	-	16,575	20,913	4,338
2c. (6)	25,839	200	26,039	26,039	-
2d.	961,093	1,780,203	2,741,296	1,525,773	(1,215,523)
2e.	$ 2,403	$ 4,451	$ 6,854	na	na